October 9, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso, Esq.
Branch Chief
Office of Electronics and Machinery

Re:	Cemtrex, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed September 25, 2018
File No. 333-224379

Ladies and Gentlemen:

On behalf of Cemtrex, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 3 to the captioned Registration Statement on Form S-3, No. 333-224379 (the “Amendment”), for the registration of shares of the Company’s common stock under a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.

This letter also responds to the comments received from the staff of the Securities and Exchange Commission by letter dated October 4, 2018, with respect to the Company’s Registration Statement on Form S-3.

For the convenience of the staff, the SEC’s comments are reproduced below followed by the Company’s responses.

Incorporation of Certain Documents by Reference, page 7

1.	We note your response to prior comment 1; however, this revised section does not incorporate by reference your Forms 10-Q filed February 14, 2018, May 15, 2018 and August 14, 2018. Please specifically incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since September 30, 2017.

October 9, 2018

Response: In response to this comment, please note that the reference to the Company’s Form 10-Q filings was accidently deleted and is now re-inserted as the third bullet point on page 7. An additional Form 8-K filed on September 28, 2018 has been included in the fourth bullet point.

Exhibit 23.3

2.	We note your response to prior comment 2. This exhibit references a report in a Form 10-K that does not appear to be incorporated into your registration statement. However, we note the report in your Form 8-K amended June 6, 2018 and incorporated by reference into your registration statement. Please file a revised consent as appropriate.

Response: As requested by the staff, the consent of BDO LLP included as Exhibit 23.3 has been corrected to refer to the Company’s Form 8-K/A filed on June 6, 2018.

Should any member of the SEC’s staff have any questions concerning the foregoing, please do not hesitate to contact Aron Govil, Executive Director of Cemtrex, at (631) 756-9116, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Caleb French, Esq.
Ms. Kristin Lochhead
Mr. Brian Cascio
Mr. Aron Govil
Mr. Saagar Govil
Mr. Tom Bellante, Green & Company CPAs
Bharat Parikh & Associates